Exhibit (a)(5)(xi)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN RE THE TALBOTS, INC.	)	CONSOLIDATED
SHAREHOLDERS LITIGATION	)	C.A. No. 7513-CS
)

CONSOLIDATED AMENDED CLASS ACTION COMPLAINT

Plaintiffs Fred W. Schwartz and Craig Wilson (“Plaintiffs”), on behalf of themselves and all others similarly situated, by their attorneys, allege the following upon information and belief, except as to those allegations pertaining to Plaintiffs which are alleged upon personal knowledge:

NATURE OF THE ACTION

1.             This is a shareholder class action complaint on behalf of the holders of The Talbots, Inc. (“Talbots” or the “Company”) common stock against certain officers and/or directors of Talbots (the “Board”), and other persons and entities involved in a proposed transaction through which the Company will be acquired by Sycamore Partners (“Sycamore”) for inadequate consideration.

2.             On May 31, 2012, Talbots and Sycamore issued a joint press release announcing that they had entered into a definitive merger agreement pursuant to which Sycamore would acquire Talbots, via a tender offer made by Sycamore’s wholly-owned subsidiaries TLB Holdings LLC (“TLB Holdings”) and TLB Merger Sub Inc. (“Merger Sub”, together with TLB Holdings and Sycamore, “Sycamore”), in a deal valued at approximately $369 million, including debt. Under the terms of the Proposed Transaction (as defined below), Talbots common shareholders will receive $2.75 per share in cash for each Talbots share they own.

3.             Specifically, pursuant to the Agreement and Plan of Merger dated May 31,

2012 (“Merger Agreement”) entered into between Talbots, TLB Holdings, and Merger Sub, Merger Sub would commence a cash tender offer (the “Tender Offer”) to purchase all outstanding shares of Talbots common stock at a purchase price of $2.75 per share in cash, to be followed by a merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation and becoming a wholly owned subsidiary of TLB Holdings. If Merger Sub acquires 90% or more of the outstanding shares pursuant to the Tender Offer, including following the exercise of a Top-Up Option, then Sycamore will consummate the Merger in a second-step merger without a vote or any further action by the holders of Talbots shares.

4.             However, pursuant to the Merger Agreement, if the conditions to the Tender Offer are not satisfied and the acquisition therefore is not accomplished via the Tender Offer, Talbots shall then seek shareholder approval of the Merger Agreement at a stockholders’ meeting (the “Shareholder Vote” and, along with the Tender Offer, the Top-Up Option, and the second-step merger, the “Proposed Transaction”).

5.             On June 15, 2012, Merger Sub commenced the Tender Offer with the filing of its Tender Offer Statement on Schedule TO (“TO”) with the Securities and Exchange Commission (“SEC”). Talbots filed its Recommendation Statement in connection with the Tender Offer on Schedule 14D-9 with the SEC on June 27, 2012 (“14D-9”), and on that same date, also filed a Preliminary Proxy Statement on Schedule 14A with the SEC (the “Proxy” and collectively with the 14D-9 and TO, the “Disclosure Documents”). The Tender Offer is currently scheduled to expire at midnight on Friday, July 13, unless it is extended or earlier terminated.

6.             The Disclosure Documents misstate and/or omit material information regarding the Proposed Transaction that is essential to the Company’s public shareholders’ ability to make a fully informed decision on whether to tender their shares or vote in support of the Proposed Transaction.

7.             As discussed below, both the consideration to Talbots common shareholders contemplated in the Proposed Transaction and the process by which Defendants propose to consummate the Proposed Transaction are fundamentally unfair to Plaintiffs and the other common shareholders of the Company. The Individual Defendants’ (as defined herein) conduct constitutes a breach of their fiduciary duties owed to Talbots common shareholders, and a violation of applicable legal standards governing the Individual Defendants’ conduct.

8.             In August 2011, the private equity firm Sycamore disclosed that it had purchased a 9.9% stake in Talbots.

9.             On December 6, 2011, Sycamore made an offer to purchase the remaining shares of Talbots that it did not already own for $3 per share. The Board rejected that offer, stating that “the proposal was inadequate and substantially undervalues the Company” (emphasis added).

10.          On May 7, 2012, Talbots announced that Sycamore had made a revised offer to purchase all the outstanding common stock of Talbots for $3.05 per share. Talbots indicated in the same press release that it had entered into an agreement to negotiate exclusively with Sycamore regarding a potential sale of the Company (the “Exclusivity Agreement”) until May 15, 2012. The Exclusivity Agreement was twice extended through May 24, 2012, and then expired on May 25, 2012 without Talbots and

Sycamore reaching a deal for Sycamore to acquire the Company. The Company issued a press release disclosing the failure to reach a deal with Sycamore, but indicating that it remained open to pursuing a transaction with Sycamore at $3.05 per share. Consequently, the Company’s stock price plummeted from $2.56 on May 24, 2012 to $1.51 on May 25, 2012 — the lowest price for the stock since December 2008.

11.          Out of desperation, at the end of a failed negotiation with Sycamore and without reaching out to other potential bidders, the Board agreed to Sycamore’s offer to purchase the Company for $2.75 per share — an offer nearly 10% lower than the one the Board had rejected as too low to during the period of exclusive negotiations with Sycamore. Moreover, the Board relied on the fairness opinion of the Company’s financial advisor, Perella Weinberg Partners LLP (“Perella Weinberg”) in recommending the Proposed Transaction, but Perella Weinberg’s financial analyses did not take into account the Company’s positive financial projections for fiscal year 2015 and fiscal year 2016, which if they had, would indicate that the Company is worth far more than the offer price.

12.          For these reasons and as set forth in detail herein, Plaintiffs seek to enjoin Defendants from taking any steps to consummate the Proposed Transaction or, in the event the Proposed Transaction is consummated, recover damages resulting from the Individual Defendants’ violations of their fiduciary duties of loyalty, good faith, due care, and full and fair disclosure.

PARTIES

13.          Plaintiffs currently hold shares of common stock of Talbots and have held such shares at all relevant times.

14.          Defendant Talbots is a Delaware Corporation with its principal executive offices located at One Talbots Drive, Hingham, Massachusetts 02043. The Company is a leading specialty retailer and direct marketer of women’s apparel, shoes and accessories. At the end of the first quarter 2012, the Company operated 516 Talbots stores in 46 states and Canada. Shares of Talbots common stock trade on the New York Stock Exchange under the ticker symbol “TLB.”

15.          Defendant Trudy F. Sullivan (“Sullivan”) has been the President and Chief Executive Officer and a member of the Board since August 2007. In connection with the Proposed Transaction, Sullivan stands to receive approximately $6.2 million in golden parachute compensation in the form of cash, equity, pension and other perquisites. Sullivan will also receive approximately $481,322 from vested stock options and the automatic vesting of restricted stock units upon the closing of the transaction.

16.          Defendant Gary M. Pfeiffer (“Pfeiffer”) has been a member of the Board since 2004 and Chairman of the Board since July 2009.

17.          Defendant Marjorie L. Bowen (“Bowen”) has been a member of the Board since April 16, 2010.

18.          Defendant John W. Gleeson (“Gleeson”) has been a member of the Board since 2004.

19.          Defendant Andrew H. Madsen (“Madsen”) has been has been a member of the Board since April 16, 2010.

20.          Defendant Susan M. Swain (“Swain”) has been has been a member of the Board since 2001.

21.          Defendants Sullivan, Pfeiffer, Bowen, Gleeson, Madsen, and Swain are

collectively referred to hereinafter as the “Individual Defendants.”

22.          Defendant Sycamore is a private equity firm based in New York specializing in consumer and retail investments.

23.          Defendant TLB Holdings is a Delaware limited liability company and a wholly owned subsidiary of Sycamore formed for the sole purpose of effectuating the Proposed Transaction.

24.          Defendant Merger Sub is a Delaware corporation and a wholly-owned subsidiary of TLB Holdings (Merger Sub, TLB Holdings, and Sycamore are sometimes collectively referred to herein as “Sycamore”) (Sycamore, together with Talbots and the Individual Defendants, are referred to collectively as the “Defendants”)

THE FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS

25.          By reason of the Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Plaintiffs and the other public shareholders of Talbots (the “Class”) and owe Plaintiffs and the other members of the Class the duties of good faith, fair dealing, loyalty and full and candid disclosure.

26.          By virtue of their positions as directors and/or officers of Talbots, the Individual Defendants, at all relevant times, had the power to control and influence, and did control and influence and cause Talbots to engage in the practices complained of herein.

27.          Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s shareholders and with due care, including reasonable inquiry. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control, the directors must take all steps reasonably required to maximize the value shareholders will receive rather than use a change of control to benefit themselves, and to disclose all material information concerning the proposed change of control to enable the shareholders to make an informed voting decision. To diligently comply with this duty, the directors of a corporation may not take any action that:

(a)           adversely affects the value provided to the corporation’s shareholders;

(b)           contractually prohibits them from complying with or carrying out their fiduciary duties;

(c)           discourages or inhibits alternative offers to purchase control of the corporation or its assets; or

(d)           will otherwise adversely affect their duty to search for and secure the best value reasonably available under the circumstances for the corporation’s shareholders.

28.          Plaintiffs allege herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated duties owed to Plaintiffs and the other public shareholders of Talbots, including their duties of loyalty, good faith and independence, insofar as they, inter alia, engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits, not shared equally by Plaintiffs or the public shareholders of Talbots common stock.

CLASS ACTION ALLEGATIONS

29.          Plaintiffs bring this action pursuant to Court of Chancery Rule 23, individually and on behalf of the Class. The Class specifically excludes Defendants herein, and any person, firm, trust, corporation or other entity related to, or affiliated with, any of the Defendants.

30.          This action is properly maintainable as a class action.

31.          The Class is so numerous that joinder of all members is impracticable. As of May 10, 2012, Talbots had approximately 70,280,000 shares of common stock outstanding. Members of the Class are scattered throughout the United States and are so numerous that it is impracticable to bring them all before this Court.

32.          Questions of law and fact exist that are common to the Class, including, among others:

(a)           whether the Individual Defendants have fulfilled and are capable of fulfilling their fiduciary duties owed to Plaintiffs and the Class;

(b)           whether the Individual Defendants have engaged and continue to engage in a scheme to benefit themselves at the expense of Talbots shareholders in violation of their fiduciary duties;

(c)           whether the Individual Defendants are acting in furtherance of their own self-interest to the detriment of the Class;

(d)           whether Defendants have disclosed and will disclose all material facts in connection with the Proposed Transaction; and

(e)           whether Plaintiffs and the other members of the Class will be irreparably damaged if Defendants are not enjoined from continuing the conduct described herein.

33.          Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. Plaintiffs’ claims are typical of the claims of the other members of the Class and Plaintiffs has the same interests as the other members of the Class. Accordingly, Plaintiffs are adequate representatives of the Class and will fairly and adequately protect the interests of the Class.

34.          The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

35.          Preliminary and final injunctive relief on behalf of the Class as a whole is entirely appropriate because Defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

SUBSTANTIVE ALLEGATIONS

A.            Background

36.          Talbots is an international specialty retailer and direct marketer of women’s apparel, accessories, and shoes. The Company operates stores in the United States and Canada. Talbots also retails products over the Internet and through its catalog.

37.                               In August 2011, the private equity firm Sycamore disclosed that it had purchased a 9.9% stake in Talbots.

38.                               On December 6, 2011, Sycamore made an offer to purchase the remaining shares of Talbots that it did not already own for $3.00 per share. In a December 6, 2011 letter to defendant Pfeiffer, Sycamore’s Managing Partner Stefan Kaluzny outlined the proposal and indicated that “[i]f the Board were to provide us with access to information, we could potentially get to a position where we would consider increasing our offer for the Company.”

39.                               The Board rejected that offer, stating that “the proposal was inadequate and substantially undervalues the Company” (emphasis added). The Board pledged to explore a full range of strategic alternatives, including superior proposals, but the rejection mainly reflected the Board’s confidence in the Company’s intrinsic value as well as its belief in management’s ability to execute on various strategic initiatives to improve financial performance. In a conference call just days earlier, defendant Sullivan had outlined a new initiative aimed at reducing annualized costs by $50 million and affirmed that the Company was achieving success with its other strategic initiatives:

While we are encouraged by the better consumer response to our merchandise and improved sales trends, we will continue taking significant actions across our business to drive stronger results.

As we wrap up fiscal 2011 and head into 2012 we will continue to focus on product execution, aggressive inventory management, the completion of our cost reduction initiative, the expansion of our upscale outlet business and the ongoing implementation of our store re-image and store rationalization programs.

40.                               Analysts shared the Board’s assessment of Talbots’s true value. For example, Oppenheimer reiterated their price target of $4 per share and “Outperform”

rating on the stock in the wake of Sycamore’s offer, stating that an improved offer may be forthcoming. In addition, as speculation concerning a renewed offer built in the weeks following the Company’s rejection of Sycamore’s offer, analyst Jennifer Davis at Lazard stated in a January 23, 2012 note to investors, that the $3 offer was “too low,” and that Talbots was worth between $7 and $11 per share.

41.                               Then, just days later, on January 27, 2012, Talbots and Sycamore formally began negotiations regarding a potential deal, disclosing that they had entered a confidentially agreement so that Sycamore could conduct preliminary due diligence. In the subsequent months and as the Company remained mum on any progress in negotiations or Sycamore’s review of Talbots’s books, analysts continued to express confidence in a strong valuation for the Company in an acquisition. In a March 28, 2012 report from Sterne Agee, for example, analysts Margaret Whitfield and Tom Nikic described a potential takeover range for Talbots of $3 to $6, and viewed “a takeover in the $3.00 to $4.00 range more likely.”

42.                               Then, on May 7, 2012, Sycamore returned with an improved proposal to acquire the Company for $3.05 per share. In connection with the proposal, Talbots and Sycamore also entered into exclusivity agreement on May 7, 2012, which they subsequently renewed on May 15, 2012 and May 23, 2012.

43.                               However, the exclusivity agreement expired on May 25, 2012, without Talbots and Sycamore reaching an agreement on Sycamore’s improved offer. On that day, the Company issued a press release stating that Sycamore was “not prepared to execute a transaction at this time,” but that Talbots “remains open to pursuing a transaction with Sycamore Partners at $3.05 per share.” The May 25, 2012 press release also emphasized that the Company would “actively explore other strategic alternatives and in the meantime will continue to be focused on executing its business plan and creating value for its shareholders.”

44.                               Talbots also released its first quarter 2012 financial results on May 25, 2012, touting improved operating income and positive earnings for the first time in a year. Operating income was $5.6 million as compared to $3.2 million in the prior year, while the quarterly earnings per share were $0.07 as compared to consensus estimates of negative $0.02. Defendant Sullivan attributed the dramatically improved results to the Company’s success in lowering costs and pushing forward with its other strategic initiatives:

We are pleased to have achieved profitability in the first quarter, driven by improved merchandise margin compared to the prior year period as well as strong inventory and expense management. Overall, we continue to focus on further enhancing our product, re-engaging with our core customer and executing our key strategic initiatives as the Board continues to actively explore a full range of strategic alternatives.

45.                               Providing further insight on the Company’s progress in executing its business improvement initiatives, Talbots’s Investor Relations Chief Julie Lorigan told the media on May 25, 2012, that the Company was “continuing to execute [its] strategic initiatives to improve the business, [is] confident [it has] the financial strength and resources to do so, and [is] pleased with the progress made in the first quarter.”

46.                               Analysts at Oppenheimer were also impressed by the efforts of Talbots’s management in the fourth quarter of 2011 and the first quarter of 2012. In a note published on May 25, 2012, the analysts applauded the Company for quickly implementing its cost reduction initiative and trimming $43 million of the targeted $50 million goal. Oppenheimer reiterated its price target of $4 per share, again vindicating the Board’s belief in Company’s true value.

47.                               Yet despite these strong earnings and an improving outlook, the market reacted poorly to the news that Talbots and Sycamore failed to agree to terms on Sycamore’s improved offer. The price for Talbots’ common stock plunged from $2.56 at market close on May 24, 2012, to $1.51 at market close on May 25, 2012. The price continued to trend downward in the days that followed, closing at $1.29 on May 30, 2012.

48.                               Out of desperation at the end of a failed negotiation with Sycamore, the Talbots Board agreed to Sycamore’s offer to purchase the Company for $2.75 per share — an offer nearly 10% lower than the one the Board had rejected as too low during the period of exclusive negotiations with Sycamore. Moreover, the Board relied on Perella Weinberg’s fairness opinion in recommending the Proposed Transaction, but Perella Weinberg’s financial analyses did not take into account the Company’s positive financial projections for fiscal year 2015 and fiscal year 2016, which if they had, would indicate that the Company is worth far more than the offer price.

49.                               Even the NEW YORK TIMES DEALBOOK section, on May 31, 2012, commented on the Board’s poor performance, noting that the “agreement follow[ed] months of negotiating over potentially better offers.”

B.                                    The Proposed Transaction

50.                               On May 31, 2012, Talbots and Sycamore issued a press release announcing that they had entered into the Merger Agreement. Under the terms of the Proposed Transaction, Sycamore would acquire Talbots by making the cash Tender Offer to acquire all of the outstanding shares of common stock of Talbots at a purchase price of just $2.75 per share — a price considerably lower than the prior offer rejected as substantially undervaluing the Company by the Individual Defendants.

51.                               Specifically, the press release stated, in relevant part:

HINGHAM, MA, May 31, 2012 — The Talbots, Inc. (NYSE:TLB) (“Talbots” or the “Company”) and Sycamore Partners today announced that they have entered into a definitive agreement pursuant to which an affiliate of Sycamore Partners will acquire all the outstanding common stock of the Company for $2.75 per share in cash. The transaction is valued at approximately $369 million, including net debt. The transaction is currently expected to close in the third quarter of this year.

The announcement follows a comprehensive review undertaken by the Talbots Board to maximize stockholder value. Under the terms of the agreement, which has been approved by the Company’s Board of Directors, Talbots stockholders will receive $2.75 in cash for each outstanding share of Talbots common stock they own. The purchase price represents a 113% premium to the closing price on May 30, 2012 and a 76% premium to the closing price on December 6, 2011, the closing price prior to the public disclosure of Sycamore’s initial proposal to acquire the Company.

Trudy Sullivan, President and Chief Executive Officer of Talbots, said, “We are pleased with the value this transaction delivers to our stockholders and believe that this is a positive development for all of our stakeholders. Sycamore Partners is a strong investor with substantial resources and expertise, and we look forward to operating as a private company under their ownership.”

“We believe in the Talbots brand and its more than 8,000 Associates,” said Stefan Kaluzny, a Managing Director of Sycamore Partners. “We look forward to a long and successful partnership with Talbots serving its many loyal customers.”

Under the terms of the agreement, an affiliate of Sycamore Partners will commence a tender offer for all of the outstanding shares of Talbots common stock. Closing of the transaction is conditioned upon satisfaction of minimum tender conditions, clearance under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976, non-disapproval of the Office of the Comptroller of the Currency under the Change in Bank Control Act, receipt of a letter from the Pension Benefit Guaranty Corporation stating that it has concluded its investigation of the transaction, a minimum level of availability being maintained under the Company’s current credit facilities and other closing conditions. Under certain circumstances, the parties may, at their option, pursue a one-step merger.

Perella Weinberg Partners LP is acting as financial advisor to Talbots and White & Case LLP is acting as its legal counsel. Bank of America Merrill Lynch is acting as financial advisor to Sycamore Partners and Winston & Strawn LLP and the Law Offices of Gary M. Holihan, P.C. are acting as its legal counsel.

52.                               The consideration offered to Talbots public stockholders in the Proposed Transaction is unfair and grossly inadequate because, among other things, the intrinsic value of Talbots common stock is materially in excess of the amount offered for those securities in the proposed acquisition given the Company’s prospects for future growth and earnings. Indeed, the Company itself rejected an offer of $3.00 per share as recently as December 2011, because it “substantially undervalued” the Company. Moreover, the Board relied on Perella Weinberg’s fairness opinion in recommending the Proposed Transaction, but Perella Weinberg’s financial analyses did not take into account the Company’s positive financial projections for fiscal year 2015 and fiscal year 2016, which if they had, would indicate that the Company is worth far more than the offer price. The Proposed Transaction will deny Class members their right to share equitably in the true value of the Company. As a result, the Individual Defendants breached the fiduciary duties they owe to the Company’s public shareholders because those shareholders will not receive adequate or fair value for their Company common stock in the Proposed Transaction.

53.                               Based on the aforementioned, the Proposed Transaction is wrongful, unfair and harmful to Talbots public shareholders because, among other reasons, they will not be able to see a fair return on Talbots Strategic Revitalization Plan, which is still in the process of being executed. The Proposed Transaction represents an effort by

Defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members by denying Class members their right to share proportionately and equitably in the true value of the Company.

C.                                    The Preclusive Deal Protection Devices

54.                               In addition to the woefully inadequate consideration offered to Talbots shareholders, the entire process deployed by Sycamore and the Board is also unfair and inadequate. Namely, as part of the Merger Agreement, the Individual Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

55.                               Defendants are attempting to circumvent the requirement of a shareholder vote through an irrevocable “Top-Up Option” which the Board voted to grant to Sycamore. The Top-Up Option is contained in Section 1.03 of the Merger Agreement and states that in the event Sycamore falls short of obtaining the minimum number of shares in the Tender Offer necessary for it to effectuate a short form merger under Section 253 of the Delaware General Corporation Law, Sycamore may purchase, at its option, the number of shares necessary for it to exceed the ninety percent threshold. The Top-Up Option therefore allows Sycamore to pursue a merger without a vote and without any requirement of establishing the entire fairness of the Proposed Transaction.

56.                               Moreover, §6.02 of the Merger Agreement, titled “No Solicitation,” contains a provision barring the Board and any Company personnel from attempting to procure a price in excess of the amount offered by Sycamore. Section 6.02(a) of the Merger Agreement further demands that the Company terminate any and all prior or on-

going discussions with other potential suitors. Despite the fact that Defendants have already “locked up” the transaction in favor of Sycamore and precluded the Talbots Board from soliciting alternative bids, the Merger Agreement provides other ways to guarantee that Sycamore will be the Company’s only suitor.

57.                               Pursuant to §6.02(f) of the Merger Agreement, should an unsolicited buyer arise, the Company must notify Sycamore of the buyer’s offer and its identity within one business day. Moreover, Talbots must provide, within one business day after receipt, copies of all draft agreements in connection with any inquiry. Further, per section 6.02(d) of the Merger Agreement, if the Company receives an Acquisition Proposal which the Company Board determines constitutes a Superior Proposal, the Board must provide written notice to Sycamore of the Superior Proposal and negotiate with Sycamore for at least five business days following Sycamore receipt of the notice, to provide Sycamore with the opportunity to adjust the terms and conditions of the Merger Agreement so that the Acquisition Proposal ceases to be a Superior Proposal. Accordingly, the Merger Agreement unfairly assures that any subsequent “auction” will favor Sycamore and piggy-back upon the due diligence of the foreclosed alternative bidder.

58.                               In addition, §9.03 of the Merger Agreement provides that Talbots must pay to Sycamore a termination fee of $6 million if the Company decides to pursue another offer, thereby essentially requiring that the alternate bidder agree to pay a naked premium for the right to provide the shareholders with a superior offer.

59.                               Ultimately, these preclusive deal protection devices illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited alternative acquisition proposal that constitutes, or would reasonably be expected to constitute, a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances. Likewise, these provisions will foreclose the new bidder from providing the needed market check of Sycamore’s inadequate offer.

D.                                    The Materially Misleading And/Or Incomplete Disclosure Documents

60.                               On June 27, 2012, nearly two weeks after Sycamore commenced the Tender Offer, Talbots filed the 14D-9 and Proxy Statement with the SEC. This is the first time Talbots’ public shareholders were provided any information regarding the process leading up to the Proposed Transaction and Perella Weinberg’s financial analyses. In an apparent attempt to rush shareholders into a decision to tender their shares, Defendants are only giving shareholders with about two weeks to digest the 14D-9 and decide whether to tender their shares.

61.                               The Disclosure Documents fail to provide the Company’s shareholders with material information and/or provides them with materially misleading information thereby precluding the shareholders from making a fully informed decision regarding the tender or voting of their shares.

62.                               For instance, the Disclosure Documents filed by the Company fail to disclose all of the underlying methodologies, key inputs and multiples relied upon and observed by Perella Weinberg. This information is necessary for shareholders to evaluate and properly assess the credibility of the various analyses performed by Perella Weinberg and relied upon by the Board in recommending the Proposed Transaction to Talbots shareholders. In particular, the analyses performed by Perella Weinberg neglect to disclose any conclusion or numerical results (in dollars and cents) for the meaning of the multiple or data ranges observed in the Disclosure Documents, and should provide inter alia, the following:

(a)                                 In the Selected Publicly Traded Companies Analysis, (i) the criteria for selecting the comparable companies used in the analysis; (ii) the multiples observed for each of the companies in the analysis: (a) Enterprise Value / FY2012E EBITDA, (b) Enterprise Value / LTM EBITDA (c) Enterprise Value / NTM EBITDA; (iii) the reason Perella Weinberg applied LTM EBITDA multiples to the Company’s forward EBITDA estimate, as opposed to selecting and applying NTM EBITDA multiples or utilizing a “normalized” LTM EBITDA as it did in the Selected Transactions Analysis; (iv) the specific amount of projected net debt for Talbots as of January 2013, and (v) the value of the pension and OPEB obligations as used by Perella Weinberg in this analysis;

(b)                                 In the Selected Transactions Analysis, (i) the criteria for selecting the comparable transactions used in the analysis, and (ii) the multiples observed for each of the selected transactions: (a) Enterprise Value / LTM Revenue, and (b) Enterprise Value / LTM EBITDA;

(c)                                  In the Discounted Cash Flow Analysis, (i) the inputs and assumptions used to determine the discount rate range of 12.0% to 14.0%, including the criteria used to select the comparable companies whose estimated weighted average cost of capital was used in the analysis, (ii) the rationale and methodology used to select a terminal EBITDA value range from 3.5x to 4.5x used in the analysis, (iii) the rationale for preparing the analysis using only free cash flow projections for fiscal years 2012 through 2014 when projections through 2016 were available, (iv) how stock-based compensation was treated in the analysis (i.e. cash or non-cash expense), (v) the reasons Perella Weinberg assumed a capital structure of 0.0% debt-to-equity in the calculation of the discount rate range, and (vi) the projected net debt as of April 28, 2012 used by Perella Weinberg in its analysis;

(d)                                 In the Equity Research Analyst Price Target Statistics, (i) the identity of the five selected equity research analysts used in the analysis, (ii) the rationale for selecting those five analysts, and (iii) the price targets set by each of the analysts;

(e)                                  In the Discounted Future Share Price Analysis, (i) the rationale for using only EBITDA projections for fiscal years 2012 through 2014 when projections through 2016 were available, (ii) the date to which the indications of value were discounted, and (iii) the specific amount of projected net debt for Talbots as of January 2014; and

(f)                                   In the Premiums Paid Analysis, (i) the criteria for selecting the transactions used in the analysis, (ii) the equity value for each transaction used in the analysis, and (iii) the percentage premium paid in each transaction used in the analysis.

63.                               Further, the Background of the Offer section of the Disclosure Documents contains the following misrepresentations and omissions:

(a)                                 The nature of the strategic and financial alternatives to the Company’s long-range plan that were discussed on August 16 and August 30, 2011;

(b)                                 The nature of the strategic and financial alternatives that were discussed on November 2 and November 3, 2011;

(c)                                  Whether the updated projections provided by management to the Board and discussed on November 2 and November 3, 2011 were more or less favorable than the prior set of projections;

(d)                                 The basis for the Board’s determination that it would not be in the best interests of the Company and its stockholders to explore a transaction with Sycamore in November 2011;

(e)                                  The nature of the strategic and financial alternatives that were discussed on December 19, 2011;

(f)                                   The basis for the Board’s determination that Sycamore’s offer on December 6, 2011 of $3 per share was inadequate and substantially undervalues the Company;

(g)                                  The price offered by each of the seven parties that submitted indications of interest to acquire 100% of the outstanding shares of Talbots stock on or about February 24, 2012;

(h)                                 The price offered by the three parties who the Board determined on March 1, 2012 to invite to continue in the process;

(i)                                     The reasons the two parties stated for withdrawing from the process between March 21, 2012 and April 16, 2012;

(j)                                    The Board’s reason for disclosing in the press release that the Company remained open to pursuing a transaction with Sycamore at the price of $3.05 per share;

(k)                                 The basis for retaining Perella Weinberg as the Company’s financial advisor to evaluate the Proposed Transaction; and

(l)                                     The amount of the fee that Talbots paid Perella Weinberg in connection with the amendment and restatement of the Company’s $200 million asset based lending facility with GE Capital Corporation and the Company’s new $75 million senior secured term loan with Wells Fargo Bank, N.A.

E.                                    Conflicts by Certain Directors

64.                               The Proposed Transaction provides for the following golden parachute compensation:

			Pension/	Perquisites/	Tax
		Equity	NQDC	Benefits	Reimbursements	Other
Name	Cash ($)(1)	($)(2)	($)(3)	($)(4)	($)(5)	($)(6)	Total ($)
Trudy F. Sullivan	5,000,000	408,353	74,948	136,557	0	590,250	6,210,108

65.                               The Individual Defendants hold equity awards in the form of stock options and restricted stock units, including performance-based equity awards, which will become fully vested upon consummation of the Proposed Transaction. The following table shows the amount in cash that each executive and director is expected to receive (before deduction for any withholding taxes) pursuant to the Merger Agreement, based upon Stock Options, Restricted Stock, RSUs and PSUs held as of June 22, 2012 and assuming an Acceleration Time of July 13, 2012:

	Vested	Unvested	Unvested
	Options	Options	Restricted	Outstanding	Outstanding
Name	($)(1)	($)(1)	Stock ($)	RSUs ($)(2)	PSUs ($)(3)	Total ($)
Executives
Trudy F. Sullivan	72,969	—	408,353	—	—	481,322
Directors
Gary M. Pfeiffer	—	—	—	77,000	—	77,000
Marjorie L. Bowen	—	—	—	28,493	—	28,493
John W. Gleeson	—	—	—	16,500	—	16,500
Andrew H. Madsen	—	—	—	11,000	—	11,000
Susan M. Swain	—	—	—	83,493	—	83,493

66.                               The aforementioned holdings of Talbots’s directors are further evidence of the flawed process leading up to the Proposed Transaction to the detriment of Talbots shareholders.

67.                               Accordingly, because the foregoing process and material misstatements and/or omissions represent a violation of state law, Plaintiffs seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders have and will continue to suffer absent judicial intervention.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties Against the Individual Defendants

68.                               Plaintiffs repeat and reallege each allegation set forth herein.

69.                               The Individual Defendants have violated fiduciary duties of care, loyalty, candor and good faith owed to public shareholders of Talbots.

70.                               By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiffs and other members of the Class of the true value of their investment in Talbots.

71.                               As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Talbots because, among other reasons, they failed to take steps to maximize the value of Talbots to its public shareholders.

72.                               The Individual Defendants dominate and control the business and corporate affairs of Talbots, and are in possession of private corporate information concerning the Company’s assets, business and future prospects. Thus, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Talbots which makes it inherently unfair for them to benefit their own interests to the exclusion of maximizing shareholder value.

73.                               By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise due care and diligence in the exercise of their fiduciary obligations toward Plaintiffs and the other members of the Class.

74.                               Moreover, the Individual Defendants have failed to fully disclose to Plaintiffs and the Class all material information necessary to make an informed decision regarding the Proposed Transaction.

75.                               As a result of the actions of the Individual Defendants, Plaintiffs and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of the Company’s assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.

76.                               Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiffs and the members of the Class, all to the irreparable harm of the members of the Class.

77.                               Plaintiffs and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiffs and the Class be fully protected from the immediate and irreparable injury which the Individual Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

On Behalf of Plaintiffs and the Class
Against Sycamore, TLB Holdings, and Merger Sub for Aiding and Abetting the
Individual Defendants’ Breach of Fiduciary Duty

78.                               Plaintiffs incorporate by reference and reallege each and every allegation contained above, as though fully set forth herein.

79.                               Sycamore, TLB Holdings, and Merger Sub have acted and are acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to Talbots public shareholders, and have participated in such breaches of fiduciary duties.

80.                               Sycamore, TLB Holdings, and Merger Sub knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, Sycamore, TLB Holdings and Merger Sub rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Proposed Transaction in breach of their fiduciary duties.

81.                               Plaintiffs have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs demand injunctive relief in their favor and in favor of the Class and against Defendants as follows:

A.                                    Declaring that this action is properly maintainable as a Class action and certifying Plaintiffs as Class representatives;

B.                                    Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best possible terms for shareholders;

C.                                    Rescinding, to the extent already implemented, the Proposed Transaction or any of the terms thereof, or granting Plaintiffs and the Class rescissory damages;

D.                                    Directing the Individual Defendants to account to Plaintiffs and the Class for all damages suffered as a result of the Individual Defendants’ wrongdoing;

E.                                     Awarding Plaintiffs the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

F.                                      Granting such other and further equitable relief as this Court may deem just and proper.

Date: July 2, 2012

FARUQI & FARUQI, LLP

OF COUNSEL:	/s/ James P. McEvilly, III
James P. McEvilly, III (#4807)
FARUQI & FARUQI, LLP	20 Montchanin Road, Suite 145
Juan E. Monteverde	Wilmington, DE 19807
Brian Moon	Tel.: (302) 482-3182
369 Lexington Avenue, 10th Fl.	Fax: (302) 4823612
New York, NY10017
Tel.: (212) 983-9330	Co-Lead Counsel for Plaintiffs

Co-Lead Counsel for Plaintiffs

LEVI & KORSINSKY, LLP
Shannon L. Hopkins
Allen Schwartz
30 Broad Street, 24th Floor
New York, NY10004
(212) 363-7500

Co-Lead Counsel for Plaintiffs

BROWER PIVEN	RIGRODSKY & LONG
A Professional Corporation	Brian D. Long, Esq. (#4347)
David A.P. Brower	919 North Market Street, Suite
Brian C. Kerr	Suite 980
488 Madison Avenue	Wilmington, Delaware 19801
Eighth Floor	Tel.: (302) 295-5310
New York, NY 10022
(212) 501-9000	Co-Liaison Counsel for Plaintiffs

Co-Lead Counsel for Plaintiffs

CERTIFICATE OF SERVICE

I, James P. McEvilly, III, do hereby certify on this 2nd day of July, 2012, true and correct copies of the Consolidated Amended Class Action Complaint, with Plaintiffs’ Verifications and Affidavits, and Redline-Blackline Comparison, were served upon counsel as follows:

VIA LEXIS NEXIS FILE & SERVE

Jessica Zeldin, Esq.
Rosenthal Monhait & Goddess PA
Wilmington, Delaware

Brian D. Long, Esq.
Rigrodsky & Long PA
Wilmington, Delaware

Blake Bennett, Esq.
Cooch & Taylor PA
Wilmington, Delaware

Brian C. Ralston, Esq.
Potter Anderson & Corroon LLP
Wilmington, Delaware

/s/ James P. McEvilly, III
James P. McEvilly, III (DE Bar ID No. 4807)